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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-106838

            CORPORATE PROPERTY ASSOCIATES 16 -- GLOBAL INCORPORATED
                         SUPPLEMENT DATED JULY 15, 2004
        TO PROSPECTUS DATED MAY 17, 2004, AS SUPPLEMENTED JUNE 18, 2004

     This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 17, 2004 and the Supplement thereto dated June 18, 2004.

                                  THE OFFERING

     As of July 6, 2004, we have issued 28,884,871 shares to investors in return for approximately $258,525,278 in gross proceeds.

                         DESCRIPTION OF THE PROPERTIES

FOSS MANUFACTURING COMPANY, INC.

  Acquisition

     On July 1, 2004, through a wholly-owned subsidiary, we purchased certain real property in Hampton, New Hampshire on which (i) a two-story, approximately 143,762 square foot building, (ii) a three-story, approximately 371,800 square foot building, and a three-story, approximately 12,448 square foot building currently exist. Concurrently with the acquisition of these facilities, Foss Manufacturing Company, Inc. has entered into a net-lease for the facilities.

  Purchase Terms

     The cost of the facilities, including the acquisition fee payable to Carey Asset Management Corp. was $32,010,471, an amount less than the appraised value of the facilities. We paid at closing an acquisition fee of $800,261.78 and an acquisition expense allowance of $160,052 to Carey Asset Management Corp. Carey Asset Management Corp. will also receive a deferred fee of $160,052, payable in each of the next four years, but only if we satisfy the preferred return.

  Description of the Lease

     The lease is absolutely net and bondable and in financeable form. The tenant will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities. The initial term of the lease is 20 years, followed by two 10-year renewal terms at the option of Foss. The initial aggregate annual rent under the lease is $3,194,565, payable quarterly in equal installments of $798,641.25. Additionally, the lease provides for annual rent to be increased by CPI every thirty-six months.

  Description of Financing

     We obtained mortgage financing from CIBC Inc. in the amount of $17,000,000 to finance a portion of the purchase price of the facilities. The financing is at a fixed interest rate of 6.60% per annum for a term of 20 years with monthly payments based upon a 20 year amortization.

  Description of Foss Manufacturing Company, Inc.

     Foss Manufacturing Company is a leader in the research and innovation of specialty synthetic fibers and nonwoven fabrics. Foss is a major supplier to the automotive, technical, decorative and retail industries worldwide.

TIETOENATOR PLC

  Acquisition

     On July 8, 2004, through a subsidiary in which we own a 40% interest, we purchased, together with Corporate Property Associates 15 Incorporated, an affiliate, two office facilities located in Espoo,
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Finland, Helsinki's prime submarket, from TietoEnator Plc. Concurrently with the acquisition, we leased the facilities back to TietoEnator.

  Purchase Terms

     The cost of the facilities, including the acquisition fee payable to Carey Asset Management Corp. was E 78,734,048 (approximately $97,370,000 based upon the exchange rate at the time of closing), an amount less than the appraised value of the facilities, of which CPA(R):16's portion was E 31,493,619 (approximately $38,948,000). We and CPA(R):15 paid at closing an acquisition fee of approximately $2,329,000 and an acquisition expense allowance of approximately $194,700 to Carey Asset Management Corp, of which CPA(R):16's share is $932,000 and $77,900 respectively. Carey Asset Management Corp. will also receive a deferred fee of approximately $1,864,000, payable in each of the next four years, of which CPA(R):16's share is approximately $745,000, but only if we satisfy the preferred return.

  Description of the Lease

     The lease is absolutely net and bondable and in financeable form. The tenant will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities. The initial term of the lease is 12.5 years, followed by two 5-year renewal terms at the option of the tenant. The initial aggregate annual rent under the lease is E 5,646,776 (approximately $6,983,300), payable quarterly in equal installments of E 1,411,694. Additionally, the lease provides for annual rent to be increased by 100% of the Finnish CPI.

  Description of Financing

     We obtained mortgage financing from Eurohypo in the amount of E 57,200,000 (approximately $70,739,000) to finance a portion of the purchase price of the facilities. The financing is at a fixed interest rate of 5.16% per annum for a term of 10 years with monthly payments based upon a fixed amortization schedule.

  Description of TietoEnator Plc

     TietoEnator is the leading supplier of high-value-added IT services in the Nordic countries, specializing in the development, implementation and operation of its customers' IT platforms. Its customers include companies in the banking and finance, telecommunications and media, public health care, energy and forestry industries, as well as local and national Nordic governmental agencies.